COMMENTS RECEIVED ON SEPTEMBER 13, 2016

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 41

1.

Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The Adviser also may enter into reverse repurchase agreements for the fund.”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that their current strategy and risk disclosure are appropriate.

2.

Fidelity Securities Lending Cash Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff questions the significance of the fund’s name and whether the fund is in compliance of Section 35(d) of the Investment Company Act of 1940.

R:

The fund’s name does not suggest that it focuses its investments in a particular type of investment. Instead, “Securities Lending Cash Central” reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund’s name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.

3.

Tandy Representations (Part A & Part B of the Registration Statement)

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.